November 25, 2008

By EDGAR and Overnight Delivery

Mr. Dennis C. Hult

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Mail Stop 3030

Washington, DC 20549

Dear Mr. Hult,

We are in receipt of your letter dated November 18, 2008 in relation to our Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended September 30, 2008. We are in the process of reviewing your comments and will provide a response to the Securities and Exchange Commission by December 8, 2008.

In the meanwhile, should there be any other comments, please feel free to contact me at 408-826-0777. Thank you for your assistance.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to me in the envelope provided.

Regards,

/s/ C. Richard Neely, Jr.
C. Richard Neely, Jr. Chief Financial Officer

6409 Guadalupe Mines Road, San Jose, CA 95120 ¿ Telephone 408-826-0600